Exhibit 1
FOR IMMEDIATE RELEASE
JULY 15, 1999

                                                                          16/99
                BP AMOCO TO SELL $10 BILLION OF ASSETS AND BOOST
                  GROWTH CAPEX TO $26 BILLION OVER THREE YEARS


BP Amoco today announced that it plans to lop $4 billion off its annual costs worldwide, to sell assets of $10 billion and to boost capital spending to a total of $26 billion over the three years to the end of 2001.

Unveiling new three-year targets for the merged group to financial analysts in London, chief executive Sir John Browne said these actions were aimed at adding up to six percentage points to BP Amoco's return on capital by the end of the period.

"Clearly,   absolute   profit  levels  will  be  determined  by  actual  trading
conditions," Browne said. "But this very significant improvement in underlying performance is a target we now believe we can deliver."

Browne told analysts that the integration of BP and Amoco was now essentially complete, with synergies from the merger likely to be running at the promised annual rate of $2 billion before the end of 1999, over a year ahead of schedule.

Following six months of intensive work since the merger closed in December, new targets were also now in place for the first three years of the new company, including this year, designed to take BP Amoco on a powerful growth curve into the next century. Outlining four of the principal targets, Browne said:

"FIRST, we will continue to improve the efficiency of our operations, with a target to cut our costs by some $4 billion by the end of 2001, a reduction of more than 20 per cent from our 1998 base. We also intend to high-grade the portfolio with $10 billion of disposals.

"SECOND, we plan to invest for growth. Based on mid-cycle assumptions, we aim to spend some $26 billion over the three years to end-2001, with our capital employed growing in total by between two and five per cent.

"THIRD, we aim to maintain our gearing within a band of around 25 per cent to 30 per cent and to maintain our dividend policy of paying out 50 per cent of underlying mid-cycle earnings.



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


"FOURTH, we intend to enhance our returns on capital employed by between five percentage points at the bottom of the cycle and six percentage points at mid-cycle when we would have the additional help of extra volumes."

Highlighting  key points  from the  three-hour  presentation  to  analysts by BP
Amoco's executive management team -- deputy chief executive Rodney Chase, Exploration chief executive Richard Olver, Oil chief executive Doug Ford and Chemicals chief executive Bryan Sanderson - Browne disclosed that the company had made major new oil discoveries in the Gulf of Mexico and offshore Angola.

"Our Crazy Horse well indicates a discovery of at least one billion barrels, the biggest-ever find in the Gulf of Mexico. BP Amoco holds a 75 per cent interest in the area concerned and we have more wells to drill. Our net volumes in the Gulf now total some three billion barrels and we could see production there rise to 800,000 barrels a day over the next decade.

"Our Plutonio well offshore Angola is another major discovery and we have a 50 per cent stake. This brings our net Angolan volumes to around a billion barrels."

Browne said that, with these and other discoveries not yet booked, "BP Amoco has sufficient resources available not only to grow production but to continue to replace that growing production for at least the next ten years".

Rationalisation of the production portfolio would keep upstream output broadly level between now and the end of 2001, he said.

"But beyond that, there is strong growth potential for oil production, particularly from the Gulf of Mexico, from Angola and from other contributors, including the Caspian, and production could be rising by as much as eight per cent a year later in the first decade of the next century."

In gas, where the company has set up a separate marketing and power business, Browne said existing assets in the UK North Sea, Australia's North West Shelf and North America could sustain production of some 4.5 billion cubic feet a day over the next ten years. But with additional growing gas interests in areas such as Trinidad and Algeria, and growing consumer demand for cleaner fuels, he expected gas output to increase steadily over the same period.

Browne said BP Amoco would continue to plan on the basis of a low oil price, progressively driving down supply costs to ensure that the group was robust at $11 a barrel.

"Since 1989 we've reduced our supply costs by five per cent a year in real terms. Our objective is now to reduce those costs by a further $2 a barrel by the end of 2001, bringing Amoco costs down to the BP level but also continuing to reduce the BP level itself.


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

"With production of around one billion barrels of oil a year, a $2 reduction would mean an improvement of some $2 billion. In contrast to downstream cost reductions, which are partially competed away, upstream cost reductions tend to go straight to the bottom line."

Browne said capital spending for BP Amoco this year would be around $7 billion and disposals some $2 billion.

Of the $4 billion cost reduction target for the three years to end-2001, he said he expected some $2.2 billion to come from the upstream business, $1.4 billion from refining and marketing and $400 million from petrochemicals.

Of the planned $10 billion disposals, some $4 billion would come from exploration and production, including the company's Canadian oil interests which were already on the market and its 64 per cent stake in Altura Energy, an oil and gas producer in Texas and New Mexico.

Over $3 billion would come from the sale of downstream assets, with the biggest single element from refining where Browne said the group had made a strategic decision to reduce its global coverage significantly.

Browne said: "With worldwide refining capacity continuing to grow faster than demand, our expectation is that the global refining margin will average little more than $1 a barrel over the medium term.

"Our aim, therefore, is to reduce our refining coverage by around a third, which means that the ratio between our own refining supply and the volumes we market will fall to between 60 and 70 per cent from today's level of 90 per cent."

Browne said the first disposal would be the 250,000 barrels-a-day Alliance Refinery in Louisiana.

Chemicals disposals over the three-year period were expected to total some $2.5 billion, as the group exited low margin, low growth activities. "In chemicals, we aim to add value by focusing our manufacturing predominantly on 'ideal' sites such as Grangemouth in Scotland where we can integrate our activities with our own hydrocarbon base and minimise the production of lower value byproducts," Browne said.

"Creating a limited network of manufacturing sites, many integrated with upstream and downstream assets, will reduce fixed and variable costs per tonne. In total we expect unit costs in our chemical business to fall by 25 per cent over the three-year period.

"Our aim is to have an overall chemicals portfolio biased to products such as polypropylene which are growing faster than the chemicals sector average, and to growing markets such as Korea, Malaysia and China."

Browne said that after the $10 billion of divestments, the group expected to see gas production growing consistently by some five per cent a year, oil production flat to rising slightly for three years and then growing by eight per cent a year, marketing sales growing by some five per cent a year and chemicals sales by six per cent a year.

Browne told analysts that all the new targets excluded any potential benefit from the pending merger with ARCO. "While ARCO will represent only 15 per cent of the total market capitalisation of BP Amoco, it will strengthen the portfolio, particularly in gas and the US downstream. It will also give us great new opportunities in Alaska and further potential for future growth in Asia.

"As we said when we announced the transaction in April, we expect to realise $1 billion of pre-tax cost-savings from synergies in the first two years. The transaction is now being examined by the relevant authorities and we aim to close the deal later this year."

Browne disclosed that the company will hold an EGM to seek the approval of BP Amoco shareholders to the ARCO merger on September 1.

"That meeting will also be asked to approve one other step. To improve the liquidity of the market in our shares and to bring us into line with our peers in the US, we intend to seek shareholder approval for a share split - creating one new share for each existing share and, consequently, one new ADR for each existing ADR."

In conclusion, Browne said: "In the six months since the merger with Amoco, it is clear that we have made enormous strides in creating a new company. We have integrated two corporations, enhancing the best of both, realising synergies and savings, achieving a new scale and reach.

"Ours is now an organisation of high motivation, distinctive assets, clear goals and focused performance - all contributing to formidable growth in shareholder value."

                 FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of BP Amoco and certain of the plans and objectives of BP Amoco with respect to these items. In particular, among other statements, certain statements with regard to management aims and objectives, financial performance targets, planned expansion, capital investment or growth, expected or targeted cost savings, expected or targeted production volume, capacity or rate, the date at which or period in which a project, action or target is


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

scheduled or expected to be completed or achieved, and statements with regard to past or future trends in market prices, costs, results of operations, margins and overall market trends, are all forward- looking in nature. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including the specific factors identified in the discussions accompanying such forward-looking statements; future levels of industry product supply, demand and pricing; political stability and economic growth in relevant areas of the world; the ability of BP Amoco to integrate combined or acquired businesses successfully and in the time frames contemplated; development and use of new technology and successful partnering; the actions of competitors, natural disasters and other changes to business conditions; and other factors discussed elsewhere in this document and in BP Amoco's other reports and statements filed with the Securities and Exchange Commission.

                                   -- ENDS --
















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